UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11
South Beach Tower
Singapore 189767
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Maxeon Solar Technologies Ltd. (the “Company”) announces its intent to hold an Annual General Meeting of Shareholders on August 29, 2025 at 9:00 p.m. Singapore Standard Time (the “AGM”). The notice of the AGM is attached hereto as Exhibit 99.1.
Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-241709), Form S-8 (File No. 333-277501), and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

EXHIBITS

Exhibit Title

99.1	Notice of Annual General Meeting of Shareholders of Maxeon Solar Technologies. Ltd. (including voting instruction)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

August 5, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer